UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934

For the month of December, 2004

Commission File Number 001-14487

TELE NORTE LESTE PARTICIPAÇÕES S.A.
(Exact name of registrant as specified in its charter)

Tele Norte Leste Holding Company
(Translation of Registrant's name in English)

Rua Humberto de Campos, 425 - 8º andar
Rio de Janeiro, RJ
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

SIGNATURES

  Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: December 02, 2004

TELE NORTE LESTE PARTICIPAÇÕES S.A.

By:-_________________________
Name: Marcos Grodetsky Title: Investor Relations Officer

TNE SELLS ITS STAKE IN IG

Rio de Janeiro, Brazil – November 24, 2004 – TELE NORTE LESTE PARTICIPAÇÕES S.A. (NYSE: TNE), holding company of telecommunication services providers in Brazil, announced today that, in compliance with CVM Instruction no. 358/02, it executed a purchase and sale agreement with Brasil Telecom (Bermuda) Subsea Cable System Ltd. to sell 100% of the 6,791,217 shares in Internet Group Limited "iG"(Cayman), representing 17.6% of the total capital of the latter, held by its wholly-owned subsidiary TNL.Net Participações S.A., for an amount equivalent to US$18,913,539.34.

This sale will give rise to a profit of approximately R$5.0 million, considering the R$/US$ exchange rate (PTAX) of November 24, 2004.

For more information, please contact:

TNE – INVESTOR RELATIONS Roberto Terziani ( terziani@telemar.com.br ) 55 21 3131 1208 Carlos Lacerda ( carlosl@telemar.com.br ) 55 21 3131 1314	Global Consulting Kevin Kirkeby ( kkirkeby@hfgcg.com ) Tel: 1 646.284.9416